

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2020

Kristian Talvitie
Chief Financial Officer
PTC Inc.
121 Seaport Boulevard
Boston, MA 02210

      **Re: PTC Inc.**
          **Form 10-K for Fiscal Year Ended September 30, 2019**
          **Filed November 18, 2019**
          **File No. 000-18059**

Dear Mr. Talvitie:

     We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology